UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

November 2004

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F    X     Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

November 8, 2004

DESCRIPTION:

Unaudited Interim Financial Statements and Management Discussion & Analysis for the three and nine months ended September 30, 2004

Form 52-109FT2 – Certification of Interim Filings – Chief Executive Officer and Form 52-109FT2 – Certification of Interim Filings – Chief Financial Officer for Unaudited Interim Financial Statements and Management Discussion & Analysis for the three and nine months ended September 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date  November 8, 2004

By                                        “Doris Meyer”

                                        (Signature)

Doris Meyer, Assistant Corporate Secretary

Asia Pacific Resources Ltd.

ASIA PACIFIC RESOURCES LTD.

 MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER REPORT

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004

(Unaudited)

Prepared by Management

Notice to Reader

This Management Discussion and Analysis and the related consolidated interim financial statements and notes to consolidated financial statements have not been reviewed by the Company Auditors.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2004

Unaudited (expressed in Canadian dollars)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY’S

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management discussion and analysis (“MD&A”) of Asia Pacific Resources Ltd. (the “Company” or “Asia Pacific”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the three and nine month periods ended September 30, 2004 and with the audited consolidated financial statements for the year ended December 31, 2003 , the 10 months ended December 31,  2002 and for the year ended February 28, 2002 all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this report is November 5, 2004.

FORWARD LOOKING STATEMENTS

This document contains “Forward Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Asia Pacific’s future plans are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward looking statements are based upon estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

Description of the Business

Asia Pacific is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand.  The Company is an exploration stage enterprise and holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”), a company incorporated in Thailand that holds the Udon Thani Potash Concession situated in North East Thailand. The Government of Thailand has a 10% carried interest.

The Company is a reporting issuer in all of the Canadian jurisdictions, a foreign private issuer to the Securities and Exchange Commission and trades on the Toronto Stock Exchange under the symbol APQ.

OVERVIEW OF BUSINESS

The overview of the Company’s business is unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

RESULTS OF OPERATIONS

Summary

On May 27, 2004 the Company completed an equity financing, raising $10 million, and converted, as provided in the loan agreement, the US$2 million first quarter 2004 loan into equity on the same terms as the private placement.

The Company incurred a net loss of $1.2 million for the nine month period ended September 30, 2004, compared to a loss of $3.4 million for the nine month period ended September 30, 2003.

2

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2004

Unaudited (expressed in Canadian dollars)

At September 30, 2004 working capital was $8.2 million compared to $0.2 million at December 31, 2003.

Results of operations

The Company incurred a net loss of $0.1 million for the quarter ended September 30, 2004 compared to a loss of $0.5 million for the three month period ended September 30, 2003.

The Company incurred a net loss of $1.2 million for the nine months ended September 30, 2004.  The net loss includes a non-cash write – back of $1.1 million of stock compensation expense. In accordance with the accounting policy described in Note 2 (e) of the audited annual financial statements the Company recorded a stock compensation expense for the year ended December 31, 2003 because the exercise price of certain outstanding stock options was less than the Company’s stock price on the Toronto Stock Exchange at December 31, 2003. However at September 30, 2004 that was no longer the case and the expense is reversed and shown as a write – back in the current period. The net loss for the nine months to September 30, 2004 excluding the non - cash option expense would be $2.3 million compared to the net loss for the nine months to September 30, 2003 of $3.4 million.

Interest received and other income was $33,031 for the nine months to September 30, 2004 compared to $86,215 for the comparable period to September 30, 2003. This reflects the reduction in average cash balances prior to the receipt of additional convertible loan financing from Olympus Capital Holdings Asia I, L.P and the May 27, 2004 equity financing as well as the effects of ongoing lower interest rates earned on excess cash balances.

Accounting and legal fees were $292,597 for the nine months ending September 30, 2004 compared to $518,637 for the nine months ending September 30, 2003.  Professional fees in Thailand relating to the Udon South Mining License application have decreased since last year.

Consulting fees have decreased to $399,004 for the nine months ending September 30, 2004 compared to $412,711 for the nine months ending September 30, 2003.  Chartwell Ventures, a company controlled by a Director, was paid $103,840 in the first six months of 2003. The obligations under the contract have been completed and the contract was not renewed

Interest expense of $35,388 for the nine months ended September 30, 2004 was settled on the conversion of the underlying debt into shares on May 27, 2004.  Interest expense for the same period in 2003 was paid in cash.

Promotion and travel was $880,562 for the nine months ended September 30, 2004 compared to $939,229 for the same period in 2003.  The expense category includes travel costs, an active public information programmes in N.E. Thailand and external relations costs relating to working with the government at all levels to process the Company’s mining license application.

Co-incident with moving certain head office functions of the Company to Bangkok, Thailand in 2003, the reduction in rent and salaries for the comparative period is the result of closing the Vancouver office and laying off the Vancouver staff in 2003.

Transfer fees and filing costs reduced to $59,351 for the nine months ended September 30, 2004 from $121,824 for the same period in 2003. The Company did a private placement in February 2003 and the listing fees to the Toronto Stock Exchange for the issue was $50,000 that was classed as a filing cost in 2003 rather than the Company’s normal practice of treating the cost as a share issue costs and a reduction of share capital.

UPDATE ON THE PROJECT

Investing activities with respect to expenditures on the potash concession were $0.1 million in the three months to March 31, 2004, $0.2 million for the three months to June 30, 2004, and $0.2 million for three months to September 30, 2004, totaling $0.5 million for the nine months ending September 30, 2004 compared to $2.5 million for the nine months ending September 30, 2003.  Expenditure in 2004 has been on environmental monitoring and maintenance of the property. In the first half 2003

3

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2004

Unaudited (expressed in Canadian dollars)

expenses were incurred for international consultants to complete studies in support of the Udon South Mining License application.

Development of the Udon South project remains the Company’s first priority. Exploration, engineering and environmental activities for the Udon South Project have all been completed and the project, subject to the grant of the Mining License, is ready for financing and construction.

At this stage the Company is of the view that all field, laboratory and basic design work is essentially completed. Technical work required for bank debt financing following the grant of the Mining License is expected to include final updating of capital and operating cost data prior to project implementation.

APPC filed a Mining License application for Udon South in May, 2003 and the Government commenced processing of this application upon their completion of the revised mining regulations early in 2004. The processing of this application has been proceeding more slowly than the Company originally anticipated. It is the first application for a Mining License for an underground mine in Thailand and the first application under the newly revised mining law. As such, the Government has approached this first time review, and processing of a Mining License at a measured pace.

On November 3, 2004, APPC reached a favorable resolution of tenure over the Udon North project. APPC has applied for a Mining License over the majority of the land originally held under Special Prospecting Licenses (“SPLs”) containing all of the areas where previous exploration by drilling and seismic work have identified potash resources. This Mining License application has been duly registered by the Government of Thailand and the Government has advised APPC that it now has first priority over these areas for potash mining. The Government has further advised that APPC’s actions have been in compliance with the terms of its Concession Agreement with the Government.

APPC will continue to conduct technical work over the area of Udon North in support of its application for the Mining License.

Specialist advisors, appointed by the board in February 2004 on a success fee basis continue to enhance the Company’s efforts to procure the Mining License for Udon South. The Advisors, who are at arm’s length to the Company, have worked with a number of international companies investing in significant projects in Thailand. They provide resources and experience that are not available within the Company and are working in close co-operation with management. They assisted the Company to secure its rights over Udon North and on November 3, 2004 the Company issued 2,408,163 common shares and 2,408,163 common share purchase warrants in full settlement of their fee for the services related to the resolution of the Udon North matter.  Each common share purchase warrant entitles the holder to purchase one common share of the Company for $0.17 until May 2, 2005.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the eight most recently completed quarters are summarized below:

	3 months ended September 30, 2004	3 months ended June 30, 2004	3 months ended March 31, 2004	3 months ended December 31, 2003	3 months ended September 30, 2003	3 months ended June 30, 2003	3 months ended March 31, 2003	4 months ended December 31, 2002
Total revenues	$23,233	$8,953	$845	$6,842	$13,947	$30,932	$41,336	$66,055
Net loss	(133,823)	(254,190)	(801,345)	(1,324,913)	(538,163)	(1,489,696)	(1,411,640)	(1,204,685)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.03)	(0.02)

The Company is an exploration stage enterprise. At this time any issues of seasonality or market fluctuations do not impact it.

4

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2004

Unaudited (expressed in Canadian dollars)

Foreign exchange movement impacts the Company’s quarterly performance. Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company’s integrated subsidiaries, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation are included in the statement of loss.

Effective March 1, 2002, the Company has adopted, on a prospective basis, new CICA recommendations with respect to stock-based compensation and other stock-based payments.  This is detailed in the Company’s financial statements for the fiscal year ended December 31, 2003 as filed on Sedar. Changes in the Company share price at each balance sheet date impact the value of stock based compensation and other stock-based payments.

LIQUIDITY

At September 30, 2004 the working capital of the Company was $8.2 million compared to $0.2 million at December 31, 2003.

In the first quarter 2004 Olympus Capital Holdings Asia I, L.P. (“Olympus”) advanced a US$2,000,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.

On May 27, 2004 the Company completed a private placement financing of $9,936,850 and issued 99,368,500 units at a price of $0.10 per unit.  On the same day the Company converted the Olympus loan, plus interest accrued to conversion, into 27,837,602 units.  Each unit of both issues consists of one common share and one common share purchase warrant of the Company.  Each warrant entitles the holder to acquire one common share of the Company at a price of $0.125 from May 27, 2004 until the earlier of the date which is (i) May 26, 2006 and (ii) 10 business days following the deemed receipt by the holder of notice by the Company of the issuance of a mining license by the Thai authorities in connection with the Company’s properties relating to the Udon Thani Potash Concession.

The agents for the private placement were collectively paid a cash commission of C$695,580 and were issued 9,936,850 Broker Unit Warrants.  Each Broker Unit Warrant entitles the holder to purchase one Broker Unit at a purchase price of C$0.115 per Unit until May 26, 2006.  Each Broker Unit comprises one common share and one common share purchase warrant each entitling the holder to purchase one common share at an exercise price of $0.125 until May 26, 2006.

Other than for administrative expenditures, the Company will continue to spend funds on the ongoing development of its potash project, in particular, responding to issues raised in the review of its application for a Mining License.

CONTRACTUAL COMMITMENTS

Contractual Commitments for expenditure by the Company are unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

CONTINGENCIES

On November 3, 2004, APPC reached a favorable resolution of tenure over the Udon North project. With this exception contingencies for expenditure by the Company are unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

PROPOSED TRANSACTIONS

The Company continues its ongoing fund raising efforts to ensure that it can meet its commitments on receipt of the Mining License; for working capital and administrative expenses; to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

5

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2004

Unaudited (expressed in Canadian dollars)

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing over and above current projected expenditures.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies of the Company are unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company are unchanged from that described in the Company’s management discussion and analysis of the fiscal year ended December 31, 2003 as filed on Sedar.

OUTSTANDING SHARE DATA

The Company’s authorized share capital is unlimited.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance September 30, 2004	591,725,550	137,142,952	29,544,568
Warrants exercised	900,000	(900,000)	-
Common shares issued	2,408,163	2,408,163	-
Contingent options lapsed	-	-	(489,252)
Balance November 5, 2004	595,033,713	138,651,115	29,055,316

From October 1, 2004 to November 5, 2004 the Company issued 900,000 common shares pursuant to the exercise of stock purchase warrants for proceeds of $112,500. On November 3, 2004 the Company issued its Specialist Advisors 2,408,163 common shares and 2,408,163 common share purchase warrants as fees for services.  On October 31, 2004, 489,252 contingent stock options lapsed as thirty-one (31) additional days have gone by without the triggering event occurring leaving 7,480,816 options available to vest from the original 9,280,000 options set aside.    The triggering event is procurement of the Mining License for Udon South.

6

ASIA PACIFIC RESOURCES LTD.

 THIRD QUARTER REPORT

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim consolidated financial statements of Asia Pacific Resources Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2004

Unaudited (expressed in Canadian dollars)

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Balance Sheet
September 30, 2004 and December 31, 2003
(expressed in Canadian dollars)
	September 30	December 31
	2004 (Unaudited)	2003 (Audited)
ASSETS
CURRENT
Cash	$8,172,181	$383,733
Accounts receivable	82,235	94,611
Prepaid expenses	109,124	168,876
Other current assets	11,959	6,551
TOTAL CURRENT ASSETS	8,375,499	653,771

INVESTMENT IN POTASH CONCESSION (Note 3)	90,113,657	89,580,496
DEPOSIT	249,475	257,027
INVESTMENT IN LAND	7,946,425	7,940,586
PROPERTY AND EQUIPMENT (Note 4)	181,527	141,751
	$106,866,583	$98,573,631

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$171,868	$404,950
TOTAL CURRENT LIABILITIES	171,868	404,950

FUTURE INCOME TAXES (Note 8)	14,019,819	15,020,776
	14,191,687	15,425,726
SHAREHOLDERS’ EQUITY
Share Capital (Note 5)	170,710,680	158,902,475
Contributed surplus (Note 5)	-	1,091,856
Deficit	(78,035,784)	(76,846,426)
	92,674,896	83,147,905
	$106,866,583	$98,573,631
GOING CONCERN (Note 1)
COMMITMENTS (Note 9)
CONTINGENCIES (Note 9)

APPROVED BY THE BOARD
“John Bovard”	“Robert G. Connochie”
John Bovard, Director	Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2004

Unaudited (expressed in Canadian dollars)

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Statements of Loss and Deficit
For the three and nine months ended September 30, 2004 and September 30, 2003
(expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

EXPENSES
Accounting and legal	$ 100,898	$ 77,821	$ 292,597	$ 518,637
Amortization of property and equipment	9,470	16,283	27,050	47,195
Consulting	175,692	81,099	399,004	412,711
Interest and bank charges	1,861	1,301	37,249	9,118
Office and miscellaneous	116,699	85,841	311,546	275,824
Promotion and travel	145,496	288,672	880,562	939,229
Rent	22,162	19,950	62,204	107,597
Salaries	206,558	210,833	725,539	978,857
Stock compensation expense	-	-	(1,091,856)	(36,143)
Transfer fees and filing costs	4,117	8,866	59,351	121,824
	782,953	790,666	1,703,246	3,374,849

LOSS BEFORE THE UNDERNOTED	(782,953)	(790,666)	(1,703,246)	(3,374,849)

INTEREST AND OTHER INCOME	23,233	13,947	33,031	86,215
FOREIGN EXCHANGE (LOSS) GAIN	625,897	238,556	480,857	(95,478)
WRITE-DOWN OF PROPERTY AND EQUIPMENT	-	-	-	(55,386)
NET LOSS FOR THE PERIOD	(133,823)	(538,163)	(1,189,358)	(3,439,498)

DEFICIT, BEGINNING OF PERIOD	(77,901,961)	(74,983,349)	(76,846,426)	(72,082,014)

DEFICIT, END OF PERIOD	$ (78,035,784)	$ (75,521,512)	$ (78,035,784)	$ (75,521,512)

LOSS PER SHARE	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	564,199,550	464,369,448	510,704,568	461,821,721

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and nine month period ended September 30, 2004

Unaudited (expressed in Canadian dollars)

ASIA PACIFIC RESOURCES LTD.
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2004 and September 30, 2003
(expressed in Canadian dollars)
	Three months ended		Nine months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$ (133,823)	$ (538,163)	$ (1,189,358)	$ (3,439,498)
Items not involving cash
Amortization of property and equipment	9,470	16,285	27,050	47,195
Unrealized foreign exchange gain (Note 8)	(1,038,165)	-	(1,000,957)	-
Stock compensation expense (write - back)	-	-	(1,091,856)	(36,143)
Write down of property and equipment	-	-	-	55,386
	(1,162,518)	(521,878)	(3,255,121)	(3,373,060)
Change in non-cash operating working capital items	(265,992)	(431,535)	(166,362)	(653,748)
	(1,428,510)	(953,413)	(3,421,483)	(4,026,808)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	-	-	11,808,205	2,175,210
	-	-	11,808,205	2,175,210

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(42,337)	(5,996)	(66,826)	(46,792)
Investment in land	(5,640)	-	(5,839)	-
Investment in potash concession	(226,961)	(207,215)	(533,161)	(2,275,425)
(Increase) decrease in deposit	13,730	(11,910)	7,552	(2,435)
	(261,208)	(225,121)	(598,274)	(2,324,652)
NET CASH INFLOW (OUTFLOW)	(1,689,718)	(1,178,534)	7,788,448	(4,176,250)
CASH POSITION, BEGINNING OF PERIOD	9,861,899	2,835,600	383,733	5,833,316
CASH POSITION, END OF PERIOD	$ 8,172,181	$ 1,657,066	$ 8,172,181	$ 1,657,066

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	$ (1,605)	$ (53,225)	$ 12,376	$ 1,137
Prepaid expenses and deposits	(50,645)	(145,839)	59,752	(81,305)
Other current assets	(6,194)	48,550	(5,408)	26,211
Accounts payable and accrued charges	(207,548)	(281,021)	(233,082)	(599,791)
	$ (265,992)	$ (431,535)	$ (166,362)	$ (653,748)
Cash receipts for interest	$ 23,263	$ 13,947	$ 31,720	$ 84,995
Cash payments for interest	$ -	$ 1,301	$ -	$ 9,118

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the three and nine month periods ended September 30, 2004

Unaudited

(expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

Asia Pacific Resources Ltd. (the “Company”) is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand.  These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.  The Company incurred a net loss of $1.2 million for the nine months ended September 30, 2004.  The Company’s working capital at September 30, 2004 is $8.2 million compared $0.2 million at December 31, 2003.

The Company’s continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.

ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2003 that may be read on www.sedar.com.

3.

INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

note 5

September 30, 2004
Balance, December 31, 2003	$89,580,496
2004 deferred exploration and development expenditures:
Three months ended March 31, 2004	89,355
Three months ended June 30, 2004	216,845
Three months ended September 30, 2004	226,961
Nine months ended September 30, 2004	533,161
Balance, September 30, 2004	$90,113,657

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the three and nine month periods ended September 30, 2004

Unaudited

(expressed in Canadian dollars)

4.

PROPERTY AND EQUIPMENT

	September 30, 2004			Dec. 31, 2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Furniture and fixtures	$275,337	$220,902	$54,435	$56,038
Vehicles	63,743	63,512	231	247
Exploration equipment	11,598	11,598	-	-
Leasehold improvements	133,957	117,215	16,742	11,434
Computer equipment	222,142	112,023	110,119	74,032
	$706,777	$525,250	$181,527	$141,751

5.

SHARE CAPITAL

a)

Details of share capital from December 31, 2003 to September 30, 2004 are as follows:

	Number of shares	Amount
Balance at December 31, 2003	464,369,448	$158,902,475

Stock option exercises	150,000	13,500
Private placement	9.93685e+007	9.93685e+006
Conversion of note and accrued interest	2.78376e+007	2.78376e+006
Share issue costs		(925,905)
	1.27356e+008	1.18082e+007
Balance at September 30, 2004	5.91726e+008	$170,710,680

On May 27, 2004 the Company completed a private placement of 99,368,500 units at a price of $0.10 per unit.  In addition, US$2 million convertible notes together with accrued interest were converted into 27,837,602 units.  Each unit consists of one common share and one common share purchase warrant of the Company.  Each warrant entitles the holder to acquire one common share of the Company at a price of $0.125 from May 27, 2004 until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice from the Company of the issuance of a mining license by the Thai authorities in connection with the Company’s properties relating to the Udon Thani Potash Concession.  In connection with the private placement the Company issued 9,936,850 Broker Warrants.  Each Broker Warrant entitles the holder to purchase one Broker Unit at a price of $0.115 for each Broker Warrant exercised.  Each Broker Unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share of the Company at a price of $0.125 until May 26, 2006.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the three and nine month periods ended September 30, 2004

Unaudited

(expressed in Canadian dollars)

(b)  A summary of share option activity is as follows:

	Number of	Weighted
	Common	Average
	Shares	Exercise Price
Balance, December 31, 2003	21,824,500	0.10
Granted - contingent options *	7,970,068	0.30
Exercised	(150,000)	(0.09)
Expired	(100,000)	(3.48)
Balance, September 30, 2004	29,544,568	$0.15

Pursuant to a February 13, 2004 agreement with specialist advisors (the “Advisors”), the Company granted the Advisors an option to acquire up to 9,280,000 common shares of the Company at an exercise price of C$0.30. The options may be exercised at any time during the nine-month period following the one-year anniversary of the date of grant, February 16, 2004.

* The number of Options that will vest to the Advisors depends solely on when, during the term of the Agreement, the Udon South Mining License is received by APPC.   Since July 9, 2004 and up to September 30, 2004, 1,309,932 contingent options have lapsed leaving 7,970,068 contingent options at September 30, 2004.

The following table summarizes information concerning outstanding and exercisable options at September 30, 2004:

Number	Number	Exercise
of Options	of Options	Price
Outstanding	Exercisable	per Share	Expiry Date

16,874,500	5,524,834	$0.090	September 9, 2007
3,700,000	1,233,334	$0.070	November 24, 2007
1,000,000	1,000,000	$0.065	May 18, 2008
7,970,068	-	$0.300	November 12, 2005
29,544,568	7,758,168

(c) A summary of common share purchase warrant activity is as follows:

	Number of	Weighted
	Common	Average
	Shares	Exercise Price
Balance, December 31, 2003	-	$-
Issued May 27, 2004 (see Note 5 a)	137,142,952	0.125
Exercised	-	-
Balance, September 30, 2004	137,142,952	$0.125

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the three and nine month periods ended September 30, 2004

Unaudited

(expressed in Canadian dollars)

(d) Contributed surplus

Balance at December 31, 2003	$1,091,856
2004 stock compensation expense:
Three months ended March 31, 2004	(413,206)
Three months ended June 30, 2004	(678,650)
Balance at September 30, 2004	$-

6.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $216,548 (nine months ended September 30, 2003 - $327,616) paid to companies controlled by or affiliated to directors or officers.

7.

CONVERTIBLE LOANS

On January 16, 2004 Olympus Capital Holdings Asia I, L.P. (“Olympus”) advanced a US$500,000 convertible loan to the Company with an interest rate of 5% per annum for working capital purposes.  On March 22, 2004 Olympus advanced an additional US$1,500,000 loan on the same terms.  On May 27, 2004, the loans and accrued interest were converted into equity on the same terms as a private placement as described in Note 5 (a).

8.

FUTURE INCOME TAX RECOVERY

	September 30,	December 31
	2004	2003
Future tax liabilities
Potash concession	$14,019,819	$15,020,776

The deferred future tax liability is denominated in Thai Baht 459,364,986.  At December 31, 2003 this amount translated to $15,020,776.  At September 30, 2004 the Canadian Dollar strengthened against the Thai Baht resulting in an unrealized foreign exchange gain of $1,000,957.

9.

COMMITMENTS AND CONTINGENCIES

Commitments and contingencies are unchanged from those reported in notes 11 and 12 of the Company’s audited consolidated financial statements for the year ended December 31, 2003.

10.

   SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand.  Capital assets consist of investment in potash concession, investment in land and property and equipment.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the three and nine month periods ended September 30, 2004

Unaudited

(expressed in Canadian dollars)

11.

SUBSEQUENT EVENTS

a)

From October 1, 2004 to November 5, 2004, the Company issued 900,000 common shares pursuant to the exercise of share purchase warrants for proceeds of $112,500.

b)

Pursuant to the agreement with the Company’s Advisors described in Note 5 (c) a further 489,252 contingent options have lapsed leaving up to 7,480,816 contingent options outstanding at October 31, 2004.

c)

On November 3, 2004 the Company issued 2,408,163 common shares and 2,408,163 common share purchase warrants pursuant to a success fee agreement dated February 13, 2004 with specialist advisors retained to assist the Company to secure its rights pursuant to the Udon North Concession Agreement.  The common share purchase warrants will be exercisable at $0.17 until they expire on May 2, 2005.

Suite 405, 555 Sixth Street, New Westminster, BC, V3L 5H1

Tel: (604) 516-0566  |  Fax: (604) 516-0568

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, John Bovard, President and Chief Executive Officer of Asia Pacific Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Asia Pacific Resources Ltd. (the “Issuer”) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Dated:

November 5, 2004

“signed” John Bovard

______________________________________________

John Bovard, President and Chief Executive Officer

Suite 405, 555 Sixth Street, New Westminster, BC, V3L 5H1

Tel: (604) 516-0566  |  Fax: (604) 516-0568

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Robert A. Scott, Chief Financial Officer and Corporate Secretary of Asia Pacific Resources Ltd., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Asia Pacific Resources Ltd. (the “Issuer”) for the interim period ending September 30, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Dated:

November 5, 2004

“signed” Robert A. Scott

_____________________________________________________

Robert A. Scott, Chief Financial Officer and Corporate Secretary